SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 8-A

                           FOR REGISTRATION OF CERTAIN
                              CLASSES OF SECURITIES
                        PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        SYMONS INTERNATIONAL GROUP, INC.
               (Exact name of registrant as specified in charter)

          INDIANA                                      35-1707115
    (State of incorporation                          (I.R.S. Employer
     or organization)                             Identification Number)

                               4720 Kingsway Drive
                           Indianapolis, Indiana 46205
          (Address of principal executive offices, including zip code)

Securities to be registered pursuant to Section 12(b) of the Act:


                                      NONE


Securities to be registered pursuant to Section 12(g) of the Act:


                         COMMON STOCK, WITHOUT PAR VALUE
                                (Title of class)

                             INFORMATION REQUIRED IN
                             REGISTRATION STATEMENT

Item 1.  Description of Registrant's Securities to be Registered.

         The capital stock of Symons International Group, Inc., an Indiana corporation (the "Company"), to be registered on the NASDAQ, National Market (the "Exchange") is the Company's Common Stock, no par value. The Company's authorized capital stock con sists of 100,000,000 shares of Common Stock and 50,000,000 shares of preferred stock (the "Preferred Stock"). Immediately following the Offerings, approximately 10,000,000 shares of Common Stock will be outstanding (10,450,000 shares assuming the Underwriters' over-allotment option is exercised). All of the shares of Common Stock that will be outstanding immediately following the Closing, including the shares of the Common Stock sold in the Offerings, will be validly issued, fully paid and nonassessable.

         Holders of Common Stock will be entitled to one vote for each share on all matters voted on by shareholders, including elections of directors, and, except as otherwise required by law and provided in any resolution adopted by the Company's Board of Directors with respect to any series of Preferred Stock, the holders of such shares will possess exclusive voting power. The Articles of Incorporation of the Company (the "Articles") do not provide for cumulative voting in the election of directors. Holders of Common Stock shall have no preemptive, subscription, redemption or conversion rights. Subject to any preferential rights of any outstanding series of Preferred Stock created by the Company's Board of Directors from time to time, the holders of Common Stock will be entitled to such dividends as may be declared from time to time by the Company's Board of Directors from funds available therefor, and upon liquidation will be entitled to receive pro rata all assets of the Company available for distribution to such holders.

         The Company's Articles authorize the Company's Board of Directors to establish one or more series of Preferred Stock and to determine, with respect to any series of Preferred Stock, the terms and rights of such series, including
(i) the designation of the series, (ii) the number of shares of the series, which number the Company's Board of Directors may thereafter (except where otherwise provided in the applicable certificate of designation) increase or decrease (but not below the number of shares thereof then outstanding), (iii) whether dividends, if any, will be cumulative or noncumulative, the preference or relation which such dividend, if any, will bear to the dividends payable on any other class or classes of any other series of capital stock, and the dividend rate of the series, (iv) the conditions and dates upon which dividends, if any, will be payable, (v) the redemption rights and price or prices, if any, for shares of the series, (vi) the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series, (vii) the amounts payable on and the preference, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, (viii)(a) whether the shares of the series will be convertible or exchangeable into shares of any other class or series, or any other security, of the Company or any other corporation, and (b) if so, the specification of such other class or series or such other security, the conversion or exchange price(s) or rate(s), any adjustments thereof, the date(s) as of which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made, (ix) restrictions on the issuance of shares of the same series or of any other class or series, (x) the voting rights, if any, of the holders of the shares of the series, and (xi) any other relative rights, preferences and limitations of such series.

         Although the Company's Board of Directors has no present intention of doing so, it could issue a series of Preferred Stock that, depending on the terms of such series, could impede the completion of a merger, tender offer or other takeover attempt. The Company's Board of Directors will make any determination to issue such shares based on its judgment as to the best interests of Company and its shareholders. The Company's Board of Directors, in so acting, could issue Preferred Stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of the Company's Board of Directors, including a tender offer or other transaction that some, or a majority, of the Company's shareholders may believe to be in their best interests or in which shareholders might receive a premium for their Common Stock over the then current market price of such Common Stock.

         The following discussion is a general summary of the material provisions of the Company's Articles, the Company's By-Laws (the "By-Laws") and certain other provisions which may be deemed to have an effect of delaying, deferring or preventing a change in control. The following description of certain of these provisions is general and not necessarily complete and is qualified by reference to the Articles and By-Laws.

         Directors. Certain provisions in the Articles and By-Laws will impede changes in majority control of the Board of Directors of the Company. The Articles and By-Laws provide that the Board of Directors of the Company will be divided into three classes, with directors in each class elected for three-year staggered terms. Therefore, it would take two annual elections to replace a majority of the Company's Board of Directors. The By-Laws also impose certain notice and information requirements in connection with the nomination by shareholders of candidates for election to the Board of Directors or the proposal by shareholders of business to be acted upon at an annual meeting of shareholders. The Articles provide that directors may be removed only by the affirmative vote of at least 75% of the shares eligible to vote generally in the election of directors.

         Authorization of Preferred Stock. The Board of Directors of the Company is authorized, without shareholder approval, to issue Preferred Stock in series and to fix the voting designations, preferences and relative, participating, optional or other special rights of the shares of each series and the qualifications, limitations and restrictions thereof. Preferred Stock may rank prior to the Common Stock as to dividend rights, liquidation preferences, or both, and could have full or superior voting rights. The holders of Preferred Stock will be entitled to vote as a separate class or a series under certain circumstances, regardless of any other voting rights which such holders may have. Accordingly, issuance of shares of Preferred Stock could adversely affect the voting power of holders of Common Stock or could have the effect of deterring or delaying an attempt to obtain control of the Company.

         Provisions of Indiana Law. Several provisions of the Indiana Business Corporation Law (the "IBCL") could affect the acquisition of shares of the Common Stock or otherwise the control over the Company. Chapter 43 of the IBCL prohibits certain business combinations, including, but not limited to, mergers, sales of assets, recapitalizations, and reverse stock splits, between corporations such as the Company (assuming that it has over 100 shareholders) and an interested shareholder, defined as the beneficial owner of 10% or more of the voting power of the outstanding voting shares, for five years following the date on which the shareholder obtained 10% ownership unless the business combination or the purchase of the shares was approved in advance of that date by the board of directors. If prior approval were not obtained, several price and procedural requirements must be met before the business combination can be completed.

         In addition, the IBCL contains provisions designed to assure that minority shareholders have a voice in determining their future relationship with Indiana corporations in the event that a person made a tender offer for, or otherwise acquired, shares giving the acquiror more than 20%, 33 1/3%, and 50% of the outstanding voting securities of corporations having 100 or more shareholders (the "Control Share Acquisitions Statute"). Under the Control Share Acquisitions Statute, if an acquiror purchases those shares at a time that the corporation is subject to the Control Share Acquisitions Statute, then until each class or series of shares entitled to vote separately on the proposal approves, by a majority of all votes entitled to be cast by that group (excluding shares held by officers of the corporation, by employees of the corporation who are directors thereof and by the acquiror), the rights of the acquiror to vote the shares that take the acquiror over each level of ownership as stated in the statute, the acquiror cannot vote those shares.

         The IBCL requires directors to discharge their duties, based on the facts then known to them, in good faith, with the care an ordinary, prudent person in a like position would exercise under similar circumstances and in a manner the director reasonably believes to be in the best interests of the corporation. The director is not personally liable for any action taken as a director, or any failure to take any action, unless the director has breached, or failed to perform the duties of the director's office in compliance with, the foregoing standard and the breach or failure to perform constitutes willful misconduct or recklessness.

         The IBCL specifically authorizes directors, in considering the best interests of a corporation, to consider the effects of any action on shareholders, employees, suppliers, and customers of the corporation, and communities in which offices or other facilities of the corporation are located, and any other factors the directors consider pertinent. Under the IBCL, directors are not required to approve a proposed business combination or other corporate action if the directors determine in good faith that such approval is not in the best interests of the corporation. The IBCL explicitly provides that the different or higher degree of scrutiny imposed in Delaware and certain other jurisdictions upon director actions taken in response to potential changes in control will not apply.

         The foregoing provisions of the IBCL could have the effect of preventing or delaying a person from acquiring or seeking to acquire a substantial equity interest in, or control of, the Company.

         Insurance Regulation Concerning Change of Control. Many state insurance regulatory laws, including Indiana's and Florida's, intended primarily for the protection of policyholders contain provisions that require advance approval by state agencies of any change in control of an insurance company or insurance holding company which owns an insurance company that is domiciled (or, in some cases, having such substantial business that it is deemed commercially domiciled) in that state. In addition, many state insurance regulatory laws contain provisions that require prenotification to state agencies of a change in control of a nondomestic admitted insurance company in that state. While such prenotification statutes do not authorize the state agency to disapprove the change of control, such statutes do authorize issuance of a cease and desist order with respect to the nondomestic admitted insurer if certain conditions exist, such as undue market concentration. Any future transactions constituting a change in control of the Company would generally require prior approval by the insurance departments of Indiana and Florida, as well as notification in those states which have preacquisition notification statutes or regulations. The need to comply with those requirements may deter, delay or prevent certain transactions affecting the control of the Company or the ownership of the Company's Common Stock, including transactions which could be advantageous to the shareholders of the Company.

         The Common Stock has been approved for listing on the NASDAQ, National Market, subject to official notice of issuance, under the symbol "SIGC."

         Any prospectus subsequently filed by the Registrant pursuant to Rule 424(b) under the Securities Act of 1933, as amended, shall be deemed to be incorporated by reference into this Registration Statement on Form 8-A.


Item 2.  Exhibits.

         The exhibits filed herewith or incorporated by reference herein are listed on the Exhibit Index at page 7 of this Registration Statement on Form 8-A.

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be filed on its behalf by the undersigned, thereto duly authorized.



                                         SYMONS INTERNATIONAL GROUP, INC.


                                         By:      /s/ David L. Bates
                                                  -----------------------------
                                                  David L. Bates
                                                  Vice President, Secretary and
                                                  General Counsel



Dated:  October 25, 1996

                                  EXHIBIT LIST


II.      Exhibits filed with the Commission.

  Exhibit Number                   Description of Exhibit

         1 Amendment No. 1 to the Registration Statement on Form S-1 filed with the Commission on September 24, 1996
                    (Registration No. 333-9129) is incorporated herein by reference.

         2 Restated Articles of Incorporation of the Company are incorporated herein by reference to Exhibit 3.1 to the Registration Statement on Form S-1 filed with the Commission on July 30, 1996 (Registration No. 333-9129).

         3 Restated Code of By-Laws of the Company are incorporated herein by reference to Exhibit 3.2 to the Registration Statement on Form S-1 filed with the Commission on July 30, 1996 (Registration No. 333-9129).

         4          Specimen  certificate of the Company's  Common Stock, No Par
                    Value.